EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Fidelity National Information Services, Inc. Group Plans Committee:
We consent to the incorporation by reference in the Registration Statement (No. 333-132844) on Form S-8 of Fidelity National Information Services, Inc. of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of Fidelity National Information Services Inc. 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan.
/s/ KPMG LLP
June 27, 2008
Jacksonville, Florida
Certified Public Accountants